UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM U-9C-3




QUARTERLY REPORT PURSUANT TO RULE 58




FOR THE QUARTER ENDED
September 30, 1999







NEW ENGLAND ELECTRIC SYSTEM







25 Research Drive, Westborough, MA 01582

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999

ITEM 1 - ORGANIZATION CHART
                     Percentage
      Energy or             State     of Voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------

New England Energy,     Energy     11/20/72     MA     100     New England
Energy, Inc. (NEEI)
Inc./New England                         participated (principally through a
Electric System                         partnership with a nonaffiliated oil
                         company) in domestic oil and gas
                         exploration, development, and production
                          and the sale to New England Power
                         Company of fuel purchased in the
                         open market.  Effective 1/1/98, NEEI
                         sold its oil and gas properties and
                         ceased its participation in domestic oil and gas exploration, development, and production.

Granite State Energy,     Energy     04/22/96     NH     100     Granite State
Energy, Inc. provides a
Inc./New England                         range of energy and related services
Electric System                         including, but not limited to, sales
of
                         energy, audits, power quality, fuel
                         supply, repair, maintenance,
                         construction, design, engineering, and
                         consulting.

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

NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999

ITEM 1 - ORGANIZATION CHART

                    Percentage
     Energy or          State     of Voting
Name of Reporting     Gas-Related       Date of     of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------

AllEnergy Marketing     Energy     04/23/98          DE          100
AllEnergy Marketing Co., L.L.C.'s
Co., L.L.C./NEES                                   principal purpose is to
sell energy and
Energy, Inc./New                                   provide a range of
energy-related
England Electric                                   services including, but not
limited to,
System                                   marketing, brokering and sales of
                                   energy, audits, fuel supply, repair,
                                   maintenance, construction, operation,
                                   design, engineering, and consulting.
                                   This company is a Delaware limited
                                   liability company.

New England Water     Energy     05/25/90          MA          100     New
England Water Heater Co., Inc.
Heater Co., Inc./NEES                                   rents water heaters to
residential
Global, Inc./New                                   and commercial customers
throughout
England Electric                                   New England.  On September
19, 1999,
System                                    New England Water Heater Co., Inc.
sold
                                   substantially all of its assets to
                                   Duperey Investments, Inc., an
                                   unaffiliated company.

AllEnergy Fuels     Energy     03/27/98          DE          100     AllEnergy
Fuels Corp.'s purpose is to
Corp./ New England                                   acquire interests in and
assets of
Electric System                                   energy-related companies and
to
                                   engage in energy-related activities
                                   in accordance with Rule 58.

Separation     Energy     3/28/89          DE          5.6     This company
produces concrete using
Technologies, Inc./                                   fly ash waste from
coal-fired
NEES Global, Inc./New                                   generating plants.
England Electric System



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
NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999

ITEM 1 - ORGANIZATION CHART
                     Percentage
      Energy or             State     of Voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
Texas Liquids,     Energy     12/19/96     MA     100     Texas Liquids,
L.L.C. engages in
L.L.C./AllEnergy                         purchasing, marketing, selling,
Marketing Company,                         and distributing energy
L.L.C./NEES                              commodities and related products
Energy, Inc./ New                         and services.
England Electric
System

NeXus Energy       Energy     05/19/97     MA     9.9     NeXus Energy
Software, Inc.'s purpose is  Software, Inc./                         to
develop, implement, produce, market,
NEES Global,                         and sell software for application in the
Inc./ New England                         energy conservation industry.
Electric System

Weatherwise USA L.L.C./     Energy     10/10/96     DE     4.2     Weatherwise
USA L.L.C.'s purpose is to be
AllEnergy Marketing                         an energy-related company to
provide
Company, L.L.C./                         energy management and technical and
NEES Energy, Inc./New                         utility hedging services to
reduce         England Electric System                         weather-related
financial uncertainty
                         of utilities, energy users, and others.

AEDR Fuels, L.L.C./     Energy     01/12/98     ME     50     AEDR Fuels,
L.L.C. is a joint venture
AllEnergy Marketing                         between AllEnergy Marketing
Company,
Company, L.L.C./                         L.L.C. and a nonaffiliated third
NEES Energy, Inc./                         party.  Its purpose is to acquire
New England Electric                         interests in and assets of
energy-related
System                         companies and to engage in energy-related
                         activities in accordance with Rule 58.

Texas-Ohio Gas, Inc./      Energy     08/12/87     TX     100     Texas-Ohio
Gas, Inc.'s purpose is to
AllEnergy Marketing                         sell energy and provide a range
of
Company, L.L.C./NEES                         energy-related services
including, but
Energy, Inc./ New England                    not limited to, marketing,
brokering and
Electric System                         sales of energy, and fuel supply.


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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


      Type of     Principal      Issue      Cost       Person to
Collateral     Consideration
     Security     Amount of        or       of     Whom Security     Given
with     Received for
Company Issuing Security      Issued     Security*     Renewal
Capital       Was Issued      Security     Each Security*
------------------------     --------     ---------     -------
-------     --------------     -----------     -------------

N/A

*Expressed in millions, rounded to hundred thousands of dollars

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (expressed in millions, rounded to hundred thousands of dollars)


       Company      Company       Amount of
     Contributing     Receiving        Capital
       Capital      Capital     Contribution
     ------------     ---------     ------------
     NEES Energy, Inc.     AllEnergy Marketing Company, L.L.C.          $21.9
     NEES Global, Inc.     New England Water Heater Co., Inc.
(16.4)     (1)




Note: (1)     Reflects paydown of notes payable to NEES Global, Inc., return of all retained earnings, and return
     of a portion of additional paid in capital.


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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999

Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies
                                                            Direct
Indirect          Total
     Reporting Company          Associate Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     ------------------          ------------------
-----------------     -------     -------     -------     ------
N/A

Part II - Transactions performed by associate companies on behalf of reporting companies

                                                            Direct
Indirect          Total
     Associate Company          Reporting Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     -----------------          ------------------
-----------------     -------     -------     -------     ------
Massachusetts Electric          Granite State Energy,     Miscellaneous
(5)     (1)               (1)               (1)
 Company                         Inc.

New England Power               New England Energy, Inc.     Miscellaneous
(2)     (1)               (1)     (1)          (1)
  Service Co.

New England Power           Granite State Energy,     Miscellaneous (3)
(1)               (1)     (1)          (1)
  Service Co.                 Inc.

New England Power               AllEnergy Marketing          Corp.
Actg.          (1)               (1)     (1)          (1)
     Service Co.                 Company, L.L.C.               Sales
Planning           (1)               (1)     (1)          (1)
                                                       Miscellaneous (4)
(1)               (1)     (1)          (1)

(1)     Amounts are below $100,000
(2) Represents 3 types of services totaling less than $100,000 in aggregate.
(3) Represents 5 types of services totaling less than $100,000 in aggregate.
(4) Represents 6 types of services totaling less than $100,000 in aggregate.
(5)The customer service portion of the service agreement between Granite State Energy, Inc. and New England Power
          Service Company has been assigned to Massachusetts Electric Company, in accordance with its terms.

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NEW ENGLAND ELECTRIC SYSTEM
At September 30, 1999

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
               (expressed in millions, rounded to hundred thousands of
dollars)
Investment in energy-related companies:
Total consolidated capitalization as of
 September 30, 1999                         $2,695.1     (1)     line 1

Total capitalization multiplied by 15 percent     404.3          line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2               404.3          line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
     Power marketing and other               $181.1
     Energy software                         2.2
                                        ------
Total current aggregate investment               $183.3          line 4
                                        ------

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)                         $221.0          line 5

(1)Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.



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 NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999

ITEM 5 - OTHER INVESTMENTS

                                                       Reason for
    Major Line       Other     Other     Difference
or Energy-Related       Investment in        Investment     in Other
     Business     Last U-9C-3 Report     in U-9C-3 Report     Investment
-----------------     ------------------     ----------------     ----------

Power Marketing            $7.8            $0     Investments
 and Other               made prior to
               the effective
               date of Rule 58
      NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended September 30, 1999

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)     Exhibits

     10(g) Certificate stating that a copy of the report for the previous quarter has been filed with the appropriate state commissions.

(B)     Financial Statements

     1-ANew England Electric System Consolidated Income Statements for the quarter and nine months ended September 30, 1999

     1-BNew England Electric System Consolidated Balance Sheet as of
           September 30, 1999

     2-A     New England Energy, Inc. Income Statements for the quarter and nine months ended September 30, 1999

     2-BNew England Energy, Inc. Balance Sheet as of September 30, 1999

     3-AGranite State Energy, Inc. Income Statements for the quarter and nine months ended September 30, 1999

     3-BGranite State Energy, Inc. Balance Sheet as of September 30, 1999

     4-A     New England Water Heater Co., Inc. Income Statements for the
          quarter-to-date and year-to-date periods ended September 19, 1999

     4-B     New England Water Heater Co., Inc. Balance Sheet as of
           September 30, 1999

     5-ATexas Liquids, L.L.C. Income Statements for the quarter and nine months ended September 30, 1999

     5-BTexas Liquids, L.L.C. Balance Sheet as of September 30, 1999

     6-AAEDR Fuels, L.L.C. Income Statements for the quarter and nine months ended September 30, 1999

     6-B     AEDR Fuels, L.L.C. Balance Sheet as of September 30, 1999

     7-A     AllEnergy Marketing Company, L.L.C. Consolidated Income
          Statements for the quarter and nine months ended
          September 30, 1999

     7-B     AllEnergy Marketing Company, L.L.C. Consolidated Balance
          Sheet as of September 30, 1999

     8-A     Texas-Ohio Gas, Inc. Income Statements for the quarter and nine months ended September 30, 1999

     8-B     Texas-Ohio Gas, Inc. Balance Sheet as of September 30, 1999

     9-A     NEXUS Energy Software, Inc. Income Statements for the quarter and nine months ended September 30, 1999.

     9-B     NEXUS Energy Software, Inc. Balance Sheet as of
          September 30, 1999

     Note

(1)Financial statements for Separation Technologies, Inc. and Weatherwise USA L.L.C. are not available as of the filing date.
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SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



               NEW ENGLAND ELECTRIC SYSTEM



               s/ John G. Cochrane
               _______________________________
               John G. Cochrane, Treasurer




Date:  November 29, 1999




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.